SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year ended December 31, 1998


                          LINCOLN NATIONAL CORPORATION
                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                              (Full Title of Plan)


                          [Current Reg. No. 33-52667]

                          LINCOLN NATIONAL CORPORATION
                             200 East Berry Street
                              Fort Wayne, IN 46802
                (Name of Issuer and Principal Executive Office)


                                   FORM 11-K
                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                               TABLE OF CONTENTS

Facing Sheet

Financial Statements

Exhibit 23--Consent of Ernst & Young LLP, Independent Auditors

Signature

                              Financial Statements


                          Lincoln National Corporation
                               Employees' Savings
                             and Profit-Sharing Plan


                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                              Financial Statements
                                  and Schedules

                     Years ended December 31, 1998 and 1997







                                    Contents


Report of Independent Auditors...............................................  1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits ........................  2
Statements of Changes in Net Assets Available for Plan Benefits..............  3
Notes to Financial Statements ...............................................  4
Signature.................................................................... 16
Consent of Ernst & Young LLP, Independent Auditors........................... 17

                         Report of Independent Auditors



Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.



Ernst & Young LLP
Fort Wayne, Indiana
May 21, 1999

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                                                                             December 31
                                                                                   1998                   1997
                                                                                   ----                   ----
Assets

Investments:

  Common stock--Lincoln National Corporation...........................     $166,728,148           $155,505,156

  Norwest Bank Short-Term Investment Fund..............................        4,900,071              5,105,624

  Pooled separate accounts--The Lincoln National
   Life Insurance Company Separate Accounts............................      139,922,466            105,386,059

  Investment contracts--The Lincoln National
   Life Insurance Company..............................................       37,418,835             33,060,177

  Participant loans....................................................       12,368,264             12,300,926
                                                                             -----------             ----------

        Total investments..............................................      361,337,784            311,357,942

Cash and invested cash ................................................          295,913                499,148

Accrued interest receivable............................................           23,207                 22,745

Contributions receivable from Employer Companies.......................        9,354,515              9,971,336
                                                                             ----------             -----------

        Net assets available for plan benefits.........................     $371,011,419           $321,851,171
                                                                             ===========            ===========


See accompanying notes.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                                          Year ended December 31
                                                                                     1998                  1997
Additions:

  Net realized and unrealized appreciation
    in fair value of investments.........................................     $ 28,552,368          $ 68,923,702

  Investment income:
    Cash dividends--Lincoln National Corporation.........................        4,157,618             4,005,373

    Interest:
      The Lincoln National Life Insurance Company........................        2,030,745             2,028,563

      Other..............................................................          807,979               917,147
                                                                              -----------             ----------

        Total investment income..........................................        6,996,342             6,951,083

 Contributions:
    Participants.........................................................       17,800,355            14,633,661

    Participating employers (net of
     forfeitures: 1998--$52,036; 1997--$55,161)..........................       11,528,864            12,415,078
                                                                               -----------            ----------

        Total contributions..............................................       29,329,219            27,048,739
                                                                               -----------            ----------

 Total additions.........................................................       64,877,929           102,923,524

Deductions:

  Distributions to participants..........................................      (15,505,698)          (11,375,437)

  Administrative expenses................................................         (211,983)             (204,026)
                                                                               ------------         -------------

  Total deductions.......................................................      (15,717,681)          (11,579,463)
                                                                               -----------           -----------

Net increase in net assets available for plan benefits...................       49,160,248            91,344,061

Net assets available for plan benefits at beginning of the year..........      321,851,171           230,507,110
                                                                               -----------           ------------

Net assets available for plan benefits at end of the year................     $371,011,419          $321,851,171
                                                                               ===========           =============


See accompanying notes.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                          Notes to Financial Statements

1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Norwest Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions made plus interest at the contract rate. These contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. Description of the Plan

The Employees' Savings & Profit Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible employees of LNC and certain of its subsidiaries ("Employer"). Through July 31, 1997, any person 21 years of age or older who was an employee of the Employer was eligible to enroll in the Plan on the next Plan entry date if the person has been employed by the Employer for at least one year. Effective August 1, 1997, the age and service requirements for eligibility in the Plan were eliminated. A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

The participants are fully vested in their contributions and direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full years following the date of the final contribution for the plan year.

Employer contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%. Effective April 1998, the Board of Directors of LNC adopted an amendment approving certain changes to the contribution formula. Under the new formula, Employer contributions to the Plan are based on LNC's increase in operating income. Prior to April 1998, Employer contributions were based on LNC's return on equity in relation to pre-identified peer companies. The Employer match on eligible participants' contributions during their first year of employment is limited to a maximum of 25%.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                          Notes to Financial Statements

2. Description of the Plan (continued)

Employer contributions are invested in the LNC Common Stock Fund. Participants' contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan document as follows:

             Years of Service                          Percent Vested
                    1                                        0%
                    2                                        50%
                    3 or more                               100%

The Employer has the right in accordance with the Plan to discontinue contributions at any time and terminate participation in the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's account excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve-month period. A participant may have a maximum of two loans outstanding at any one time.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Employer contributions.


3. Investments

Individual investments greater than 5% of Net Assets Available for Benefits at December 31, 1998 and 1997 are as follows:

                                                        December 31, 1998                   December 31, 1997
                                                    ------------------------        -------------------------------
                                                     Number of                          Number of
                                                 Shares, Units          Market      Shares, Units           Market
                                                or Par Value             Value       or Par Value            Value
Common stock--Lincoln
 National Corporation.......................         2,037,930    $166,728,148          1,990,466     $155,505,156
Pooled separate accounts--Lincoln Life:
 Core Equity Fund...........................     2,532,054.939      33,032,052      2,435,392.640       26,759,193
 Medium Capitalization Equity Fund..........     2,197,547.709      27,165,219      2,158,755.910       21,753,157
 Large Capitalization Equity Fund...........     2,607,565.754      26,296,054      2,458,079.650       18,578,559
Investment contracts-- Lincoln Life.........    $   37,418,835      37,418,835     $   33,060,177       33,060,177

The investment contracts ("Guaranteed Fund") earned an average interest rate of approximately 6.45% and 6.60% in 1998 and 1997, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 5.50 % and 6.00% at December 31, 1998 and 1997, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1998 and 1997 were 6.40% and 6.50%, respectively, and were determined based upon the performance of Lincoln Life's general account. The

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                          Notes to Financial Statements


3. Investments (continued)

credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations out of its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.


During 1998 and 1997 the Plan's investments (including investments bought, sold as well as held during the year) appreciated in fair value as follows:

                                                                          1998                       1997
                                                                       ---------                 -----------
Fair value as determined by quoted market price:

Common stock..............................................            $ 7,144,207                $52,860,047
Pooled separate accounts..................................             21,408,161                 16,063,655
                                                                       ----------                 ----------
        Total.............................................            $28,552,368                $68,923,702
                                                                       ==========                 ==========

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                          Notes to Financial Statements
4. Investment Options (continued)

The detail of net assets available for plan benefits by investment option is as follows:

                               Investment Options
December 31, 1998                    Total            1              2            3           4            5           6

Assets
Investments:
   Common stock                  $166,728,148  $166,728,148
  Short-term investment fund        4,900,071     4,900,071
  Pooled separate accounts        139,922,466                               $7,663,146 $5,101,100   $7,406,613    $3,252,200
   Investment contracts            37,418,835                $37,418,835
   Participant loans               12,368,264
                                   ----------    ----------   ----------     ---------   --------    ---------     ---------

Total investments                 361,337,784   171,628,219   37,418,835     7,663,146  5,101,100    7,406,613     3,252,200

Cash and invested cash (deficit)      295,913       314,088       (8,873)                  (5,503)        (132)
Accrued interest receivable            23,207        23,207
Contributions receivable from
   Employer companies               9,354,515     9,354,515
                                  -----------   -----------    ----------    ---------  ---------    --------     -----------

Net assets available for
plan benefits                    $371,011,419  $181,320,029  $37,409,962    $7,663,146 $5,095,597   $7,406,481    $3,252,200
                                 ===========    ===========    ==========    =========  =========    =========     =========


                               Investment Options
                                      7            8          9            10         11           12         13           Loans
Assets
Investments:
   Common stock
   Short-term investment fund
   Pooled separate accounts      $6,178,932   $8,806,591  $33,032,052  $7,581,016 $27,165,219  $26,296,054 $7,439,543
   Investment contract
   Participant loans                                                                                                   $12,368,264
                                 ----------     --------  ----------    ---------   --------    ---------  ---------    ----------
Total investments                 6,178,932    8,806,591   33,032,052   7,581,016  27,165,219   26,296,054  7,439,543   12,368,264

Cash and invested cash (deficit)                                  (12)                 (3,612)      (1,245)                  1,202
Accrued interest receivable
Contributions receivable from
   Employer companies

Net assets available for         ---------    ---------    ----------   --------   ---------   ----------   ---------   ----------
plan benefits                    $6,178,932   $8,806,591  $33,032,040  $7,581,016 $27,161,607  $26,294,809 $7,439,543  $12,369,466
                                 =========    =========    ==========   ========= ==========   ==========   =========   ==========

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)
4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Year Ended December 31, 1998                                             Investment Options
                                        Total            1           2             3           4           5           6
Additions:
   Net realized and unrealized
      appreciation
      in fair value of investments  $ 28,552,368  $  7,144,207                $  334,744   $ 346,008  $  615,068  $  182,032
   Investment income:
      Cash dividends                   4,157,618     4,157,618
      Interest                         2,838,724       313,784  $2,030,745
                                       ---------     ---------   ---------    ----------     -------      -----      --------

   Total investment income             6,996,342     4,471,402   2,030,745
   Contributions:
      Participants                    17,800,355     3,313,968   1,802,766       345,150     236,740     588,927     460,993
      Participating employers
       (net of forfeitures)           11,528,864    11,528,864
                                      ----------   -----------  -----------   ----------    --------  ----------  ----------
   Total contributions                29,329,219    14,842,832   1,802,766       345,150     236,740     588,927     460,993
                                     -----------   -----------  -----------   ----------    --------  ----------  ----------
Total additions                       64,877,929    26,458,441   3,833,511       679,894     582,748   1,203,995     643,025
Deductions:
   Distributions to participants     (15,505,698)   (6,162,320) (2,028,901)   (1,419,999)   (277,737)   (362,270)   (106,702)
   Administrative expenses              (211,983)     (123,228)    (27,404)       (3,607)     (3,426)     (4,280)     (3,444)
   Net transfers                              --    (9,457,725)  2,520,613     3,504,501     838,662     964,505     400,069
                                     ------------    ---------- -----------    ---------   ----------  ----------  ----------
Total deductions                     (15,717,681)  (15,743,273)    464,308     2,080,895     557,499     597,955     289,923
                                      -----------   ----------- -----------   ---------    ----------  ----------   --------
Net increase in net
 assets available for plan benefits   49,160,248    10,715,168   4,297,819     2,760,789   1,140,247   1,801,950     932,948
Net assets available for plan
 benefits at beginning of the year   321,851,171   170,604,861  33,112,143     4,902,357   3,955,350   5,604,531   2,319,252
                                     -----------   -----------  ----------    ---------   ---------   ---------     --------
Net assets available for plan
 benefits at end of the year        $371,011,419  $181,320,029 $37,409,962    $7,663,146  $5,095,597  $7,406,481  $3,252,200
                                     ===========   ===========   ==========    =========   =========   =========   =========

                               Investment Options
                                          7         8            9         10          11           12          13          Loans
Additions:
   Net realized and unrealized
      appreciation
      in fair value of investments   $771,351  $1,054,090  $ 5,077,621 $1,045,078 $ 4,938,120  $ 6,334,143  $  709,906
   Investment income:
      Cash dividends
      Interest                                                                                                              494,195
                                      -------   --------     ---------   --------  ---------      --------    --------      --------
   Total investment income                                                                                                  494,195
   Contributions:
      Participants                  1,118,053   1,143,375    2,570,469    923,568   1,982,210    2,237,961   1,076,175
      Participating employers
       (net of forfeitures)         ---------   ---------   ----------  ----------  ----------   ---------   ---------    ----------
   Total contributions              1,118,053   1,143,375    2,570,469    923,568   1,982,210    2,237,961   1,076,175
                                    ---------   ---------   ----------  ----------  ----------   ----------  ---------    ----------
Total additions                     1,889,404   2,197,465    7,648,090  1,968,646   6,920,330    8,572,104   1,786,081      494,195
Deductions:
   Distributions to participants     (306,506)   (292,542)  (1,179,234)  (213,070)   (913,947)    (863,713)   (280,539)  (1,098,218)
   Administrative expenses             (3,280)     (3,787)     (15,431)    (2,448)     (9,522)      (9,206)     (2,920)
   Net transfers                      928,362    (153,963)    (275,148)   608,082    (667,998)     (56,337)    174,368      672,009
                                    ----------   ---------  ----------- ----------  -----------  ----------  ----------    ---------
Total deductions                      618,576    (450,292)  (1,469,813)   392,564  (1,591,467)    (929,256)   (109,091)    (426,209)
                                    ----------  ---------   ----------  ----------  ----------   ----------  ---------     ---------
Net increase in net
 assets available for plan benefits 2,507,980   1,747,173    6,178,277  2,361,210   5,328,863    7,642,848   1,676,990       67,986
Net assets available for plan
 benefits at beginning of the year  3,670,952   7,059,418   26,853,763  5,219,806  21,832,744   18,651,961   5,762,553   12,301,480
                                    ---------   ---------   ----------  ---------  ---------     --------    --------    ----------
 benefits at end of the year       $6,178,932  $8,806,591  $33,032,040 $7,581,016 $27,161,607  $26,294,809  $7,439,543  $12,369,466
                                    =========   =========   ==========  =========  ==========   ==========   =========   ==========

                   Employees' Savings and Profit-Sharing Plan

4. Investment Options


The detail of net assets available for plan benefits by investment option is as follows:


                               Investment Options

December 31, 1997                   Total            1              2            3           4            5             6

Assets
Investments:
   Common stock                  $155,505,156   $155,505,156
   Short-term investment fund       5,105,624      5,105,624
   Pooled separate accounts       105,386,059                                $4,880,053   $3,945,083   $5,581,674    $2,305,095
   Investment contract             33,060,177                  $33,060,177
   Participant loans               12,300,926
                                 ------------    ------------   ----------    ---------     --------    ----------     ---------

Total investments                 311,357,942    160,610,780    33,060,177    4,880,053    3,945,083    5,581,674     2,305,095

Cash and invested cash                499,148                       51,966       22,304       10,267       22,857        14,157
Accrued interest receivable            22,745         22,745
Contributions receivable from
   Employer companies               9,971,336      9,971,336
                                -------------    -----------    -----------    --------    ----------   ---------    ----------

Net assets available for
plan benefits                    $321,851,171   $170,604,861   $33,112,143   $4,902,357   $3,955,350   $5,604,531    $2,319,252
                                  ===========    ===========    ==========    =========    =========    =========     =========


                               Investment Options
                                        7           8           9          10          11          12         13         Loans
Assets
Investments:
   Common stock
   Short-term investment fund
   Pooled separate accounts       $3,646,261   $7,024,970  $26,759,193 $5,189,885 $21,753,157 $18,578,559 $5,722,129
   Investment contract
   Participant loans                                                                                                  12,300,926
                                   ---------    --------    ---------   --------   ---------   ---------    --------   ----------
Total investments                  3,646,261    7,024,970   26,759,193  5,189,885  21,753,157  18,578,559  5,722,129  12,300,926

Cash and invested cash                24,691       34,448       94,570     29,921      79,587      73,402     40,424         554
Accrued interest receivable
Contributions receivable from
   Employer companies

Net assets available for          ---------     ---------   ----------  ---------  ----------  ----------  ---------  ----------
plan benefits                     $3,670,952   $7,059,418  $26,853,763 $5,219,806 $21,832,744 $18,651,961 $5,762,553 $12,301,480
                                  =========     =========   ==========  =========  ==========  ==========  =========  ==========

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)
4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Year ended December 31, 1997                                         Investment Options
                                        Total           1           2            3           4            5           6
Additions:
   Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments $ 68,923,702  $ 52,860,047               $  244,454  $  278,038  $  448,811  $  174,224
   Investment income:
      Cash dividends                  4,005,373     4,005,373
      Interest                        2,945,710                $ 2,028,563
                                      --------      ---------   ----------    --------     -------     --------    --------
   Total investment income            6,951,083     4,005,373    2,028,563
   Contributions:
      Participants                   14,633,661     2,793,201    1,528,782     211,355     229,083     547,558     317,155
      Participating employers
        (net of forfeitures)         12,415,078    12,415,078
                                     ---------    -----------   ----------    --------    --------    ---------    --------
   Total contributions               27,048,739    15,208,279    1,528,782     211,355     229,083     547,558     317,155
                                     ---------    -----------   ----------   ---------   ---------    ---------   ---------
Total additions                     102,923,524    72,073,699    3,557,345     455,809     507,121     996,369     491,379

Deductions:
   Distributions to participants    (11,375,437)   (5,116,488)  (1,907,269)   (724,366)   (146,429)   (174,822)    (86,794)
   Administrative expenses             (204,026)     (174,850)      (9,604)     (1,073)     (1,674)     (1,219)     (1,212)
   Net transfers                             --   (14,775,497)   1,092,693   1,213,797    (139,610)    125,866     925,892
                                    -----------     -----------  ----------   ---------   ---------   ----------  ---------
Total deductions                    (11,579,463)  (20,066,835)    (824,180)    488,358    (287,713)    (50,175)    837,886
                                    -----------    -----------   ----------   ----------  ---------   ----------  ---------

Net increase in net assets
 available for plan benefits         91,344,061    52,006,864    2,733,165     944,167     219,408     946,194   1,329,265
Net assets available for plan
 benefits at beginning of the year  230,507,110   118,597,997   30,378,978   3,958,190   3,735,942   4,658,337     989,987
                                     ---------     -----------   ----------  ---------    ---------   ---------   ---------
Net assets available for plan
 benefits at end of the year       $321,851,171  $170,604,861  $33,112,143  $4,902,357  $3,955,350  $5,604,531  $2,319,252
                                    ===========   ===========   ==========   =========   =========   =========   =========

                                                                Investment Options
                                         7          8           9           10          11           12          13         Loans
Additions:
   Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments $  450,937  $1,297,501  $ 6,223,604  $  784,488 $ 2,199,901  $ 4,265,917  $ (304,220)
   Investment income:
      Cash dividends
      Interest                                                                                                             $917,147
                                      -------     -------    ---------    ---------  --------     --------   -----------   --------
                                                                                                                            917,147
   Total investment income
   Contributions:
      Participants                    571,927     822,483    2,170,155     743,339   1,926,031    1,688,230   1,084,362
      Participating employers
        (net of forfeitures)
                                    ---------   ----------   ----------  ----------  ----------   ----------   ---------  ----------
   Total contributions                571,927     822,483    2,170,155     743,339   1,926,031    1,688,230   1,084,362
                                    ---------   ----------   ----------  ----------  ----------   ----------   ---------  ----------
Total additions                     1,022,864   2,119,984    8,393,759   1,527,827   4,125,932    5,954,147     780,142     917,147

Deductions:
   Distributions to participants     (187,747)   (256,053)    (688,981)    (94,580)   (831,861)    (679,216)   (219,023)   (261,808)
   Administrative expenses               (904)       (949)      (4,595)       (679)     (3,391)      (2,871)     (1,005)
   Net transfers                    1,125,593   2,673,096    2,229,210   1,259,592    (387,394)     972,956     801,659   2,882,147
                                    ---------   ---------   ----------   ---------  -----------   ---------  ----------  ----------
Total deductions                      936,942   2,416,094    1,535,634   1,164,333  (1,222,646)     290,869     581,631   2,620,339
                                    ----------   ---------   ----------   ---------  ---------    ---------  ----------  ----------

Net increase in net assets
 available for plan benefits        1,959,806   4,536,078    9,929,393   2,692,160   2,903,286    6,245,016   1,361,773   3,537,486
Net assets available for plan
 benefits at beginning of the year  1,711,146   2,523,340   16,924,370   2,527,646  18,929,458   12,406,945   4,400,780   8,763,994
                                    ---------   ---------   ----------  ---------   ----------   ----------   ---------  -----------
Net assets available for plan
 benefits at end of the year       $3,670,952  $7,059,418  $26,853,763  $5,219,806 $21,832,744  $18,651,961  $5,762,553 $12,301,480
                                    =========   =========   ==========   =========  ==========   ==========   ========= ============

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

Information with respect to investment options is as follows:

Option   Description of Investment Option

1 LNC Common Stock Fund, which invests in the stock of Lincoln National Corporation. However, some funds may be invested in the Norwest Bank Short-Term Investment Fund until the LNC stock can be purchased.

2 Guaranteed Fund, which invests primarily in investment contracts, which guarantee a rate of return and principal.

3 Short-Term Fund, which invests primarily in notes of government agencies and private corporations.

4 Government Bond Fund, which invests primarily in bonds issued by the United States government that have short maturities.

5 Government/Corporate Bond Fund, which invests primarily in corporate and United States government bonds and mortgage-backed securities.

6 High Yield Bond Fund, which invests primarily in below-investment-grade bonds providing higher rates of return to compensate higher risk.

7 Balanced Fund, which invests in three different asset classes: stock, bonds and money market instruments, which provide growth through the stock portion and reduced risk through the bond and money market portion.

8 Value Equity Fund, which invests primarily in large capitalization stocks, which are bought at low prices, of companies who have strong earnings power and are industry leaders.

9 Core Equity Fund, which invests primarily in large capitalization stock of established companies.

10 Small Capitalization Equity Fund, which invests primarily in the stock of small companies with potential for rapid growth.

11 Medium Capitalization Equity Fund, which invests primarily in medium-sized companies with potential for rapid growth.

12 Large Capitalization Equity Fund, which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value over an 18 to 24 month period.

13 International Equity Fund, which invests primarily in stocks of non-United States companies.

At December 31, 1998, the net assets in the LNC Common Stock Fund not subject to participant direction was $23,777,435.

Investment options 3 through 13 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

5. Income Tax Status

On June 20,1997, the IRS ruled that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax based on the present income tax laws. Further, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Transactions With Parties-In-Interest

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with Lincoln Life of $166,728,148; $139,922,466 and $37,418,835, respectively, at December 31, 1998 (44.9%; 37.7% and 10.1% of net
assets, respectively). LNC and Lincoln Life operate predominately in the insurance and financial services industries.

LNC and Lincoln Life also provide certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock Fund. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.


7.  Century Compliance (unaudited)

The Year 2000 issue is pervasive and complex and affects virtually every aspect of LNC's businesses. LNC's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. LNC and its operating subsidiaries have been redirecting a large portion of internal Information Technology ("IT") efforts and contracting with outside consultants to update systems to address Year 2000 issues. Experts have been engaged to assist in developing work plans and cost estimates and to complete remediation activities.


For the year ended December 31, 1998, LNC identified expenditures of $37.5 million ($24.4 million after-tax) to address this issue. This brings the expenditures for 1996-1998 to $48.5 million ($31.5 million after-tax). LNC's financial plans for 1999-2000 include expected expenditures of an additional $44.4 million ($28.9 million after-tax) bringing estimated overall Year 2000 expenditures to $92.9 million ($60.4 million after-tax). Because updating systems and procedures is an integral part of LNC's on-going operations, approximately 50% of expenditures shown above are expected to continue after all Year 2000 issues have been resolved. Actual Year 2000 expenditures through December 31, 1998 and future Year 2000 expenditures are expected to be funded from operating cash flows. The anticipated cost of addressing Year 2000 issues is based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Such costs will be monitored closely by management. Nevertheless, there can be no guarantee that actual costs will not be higher than these estimated costs. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties.

The current scope of the overall Year 2000 program includes the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and Local Area Network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT); 3) addressing the readiness of key business partners and
4) establishing year 2000 contingency plans.

The projects to address IT and non-IT readiness have four major phases. Phase one involves raising awareness and creating an inventory of all IT and non-IT assets. The second phase consists of assessing all items inventoried to initially determine whether they are affected by the Year 2000 issue and preparing general plans and strategies. The third phase entails the detailed planning and remediation of affected systems and equipment. The last phase consists of testing to verify Year 2000 readiness.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

7.  Century Compliance (unaudited) [continued]

LNC has completed these four phases for over two-thirds of its high priority IT systems, including those provided by software vendors. While LNC's year 2000 program for nearly all high priority IT systems is expected to be completed in the first quarter of 1999, phase four, for a small but important subset of these systems, will continue through the end of the second quarter 1999. As of December 31, 1998 the status of projects addressing readiness of IT assets is:
100% of IT assets have been inventoried (Phase 1) and assessed (Phase 2); 97% of IT projects have been through the remediation phase (Phase 3) with the last project scheduled for completion by the end of March 1999; and 71% of IT projects have completed the testing phase (Phase 4) with the last project scheduled to finish testing by the end of June 1999. A portion of the effort that extends into 1999 is dependent on outside third parties and is behind the original schedule. LNC is working with these parties to modify the completion schedule.

As of December 31, 1998, the status of projects that address readiness of high priority non-IT assets is: 100% of non-IT assets have been inventoried (Phase 1) and assessed (Phase 2); 72% of non-IT projects addressing remediation (Phase 3) have been completed and 23% of non-IT projects have completed the testing phase (Phase 4). LNC expects to have all phases related to high priority non-IT completed by the end of October 1999.

Concurrent with the IT and non-IT projects, the readiness of key business partners is being reviewed and Year 2000 contingency plans are being developed. The most significant categories of key business partners are financial institutions, software vendors and utility providers (gas, electric and telecommunications). Surveys have been mailed to these key business partners. Based on responses received, current levels of readiness are being assessed, follow-up contacts are underway, alternative strategies are being developed and testing is being scheduled where feasible. This effort is expected to continue well into 1999. As noted above, software vendor assessments are considered part of the IT projects and, therefore, would follow the schedule shown above for such projects.

While LNC is working to meet the schedules outlined above, some uncertainty remains. Specific factors that give rise to this uncertainty include a possible loss of technical resources to perform the work, failure to identify all susceptible systems, non-compliance by third parties whose systems and operations impact LNC and other similar uncertainties.

A worst case scenario might include LNC's inability to achieve Year 2000 readiness with respect to one or more of LNC's significant policyholder systems, resulting in a material disruption to LNC's operations. Specifically, LNC could experience an interruption in its ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records, and/or perform adequate customer service. Should the worst case scenario occur, it could, depending on its duration, have a material impact on LNC's results of operations and financial position. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period would have a more serious impact. For this reason, LNC is placing significant emphasis on risk management and Year 2000 contingency planning. LNC is in the process of modifying its contingency plans to address potential year 2000 issues. Where these efforts identify high risks due either to unacceptable work around procedures or significant readiness risks, appropriate risk management techniques are being defined. These techniques, such as resource shifting or use of alternate providers, will be employed to provide stronger assurances of readiness. LNC has gone through exercises to identify worst case scenario failures. At this time, LNC believes its plans are sufficient to mitigate identified worst case scenarios.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

7.  Century Compliance (unaudited) [continued]

The record keeping for the Plan is currently performed by Norwest Bank, Minnesota. Record keeping consists of the day to day maintenance of the individual accounts within the Plan. As a result of the arrangement with Norwest Bank, and as part of LNC's century compliance efforts, LNC has surveyed, and continues to survey, Norwest Bank with respect to Norwest Bank's Year 2000 readiness. In response to LNC's Year 2000 surveys, Norwest Bank has represented to LNC, that although there can be no guarantees that any one product will not be affected in some way by a Year 2000 problem, Norwest Bank has dedicated sufficient resources to both address and minimize the impact of the century date change. Separately, Norwest Bank has represented on its web site that Norwest Bank has identified mission critical systems based on Federal Institutions Examination Council (FIEC) guidelines, addressed all other systems, largely completed remediation and testing of internal systems, and is currently developing comprehensive contingency plans to address any Year 2000 problems that may arise.

8.  Subsequent Event (unaudited)

On October 1, 1998, LNC acquired the domestic individual life insurance business of Aetna, Inc. In connection with this transaction, individuals who became employees of the Employer will be eligible to participate in the Plan effective January 1, 1999.

                                    SIGNATURE




                  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                      By:/S/ GEORGE E. DAVIS
                                      George E. Davis
                                      Administrator



                  Date: June 24, 1999